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                             September 13, 2023

       Morgan Callagy
       Co-Chief Executive Officer
       Revelstone Capital Acquisition Corp.
       14350 Myford Road
       Irvine, CA 92692

                                                        Re: Revelstone Capital
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed August 17,
2023
                                                            File No. 333-274049

       Dear Morgan Callagy:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 filed August 17, 2023

       Questions and Answers About the Business Combination, page 5

   1. We note your disclosure that upon the closing of the Business Combination, each share of
                                                        Set Jet Common Stock,
including shares outstanding as a result of the conversion of
                                                        certain    Set Jet
Converting Notes    will convert into the right to receive such number of
                                                        shares of Revelstone
Common Stock equal to the applicable portion of the Closing Merger
                                                        Consideration Shares.
Please revise to identify the Set Jet notes that will convert into the right to receive shares
of Revelstone Common Stock.
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 13,
September NameRevelstone
              2023         Capital Acquisition Corp.
September
Page 2    13, 2023 Page 2
FirstName LastName
What happens if the Business Combination is not consummated?, page 10

2. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and Revelstone's officers and directors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and Revelstone s officers and directors are awaiting reimbursement.
3. Please identify the party making the Extension Payments, and whether such party has a contractual obligation to make such payments. If so, disclose all material terms of such obligation. We note the related disclosure in Note 12 to the Set Jet interim financial statements.
What are the possible sources and extent of dilution that holders of public shares who elect not to redeem their public shares..., page 13

4. Please quantify the value of the warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Summary of the Proxy Statement/Prospectus, page 18

6. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
7. Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming
shareholders.
8. We note your disclosure regarding Merger Consideration paid at closing in an amount equal to $80 million. We also note your disclosure that the Merger Consideration will be payable in (a) 5,703,000 shares of Class A common stock, at the reference price of $10.00
         per share (the    Reference Price   ), subject to adjustment and (b)
800,000 shares of
         Revelstone Common Stock at the Reference Price in exchange for the conversion of the
         Pre-PIPE Convertible Note. Please revise to clarify how these elements of the Merger
         Consideration will result in an amount paid at closing equal to $80 million.
Treatment of Convertible Notes, page 21

9. Please disclose all material terms of the SJ Fund Convertible Note. Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 13,
September NameRevelstone
              2023         Capital Acquisition Corp.
September
Page 3    13, 2023 Page 3
FirstName LastName
We rely on our third-party operators to provide and operate aircraft to provide charter flights for our members, page 25

10. We note your disclosure that Set Jet primarily relies on one established FAA Part 135 operator. Please revise to identify such operator. See Item 101(h)(4)(v) of Regulation S-
         K.
There is substantial doubt about Set Jet's ability to continue as a going concern, page 43

11. We note your disclosure that as of December 31, 2022, Set Jet was in default of the payments to a vendor related to certain charter agreement payments for aircraft, and your disclosure that Set Jet obtained additional financing and a forbearance from such vendor.
         Please revise to quantify the payments for which Set Jet is in default, and disclose all material terms of the additional financing and forbearance. In addition, please provide any material information regarding such vendor, such as whether the
vendor is Set Jet   s
         one established FAA Part 135 operator referenced elsewhere in your filing.
The FAA could challenge our method of operations as a member-based charter booking business, page 48

12. Please revise to disclose any material risks relating to recent statements by the Federal
         Aviation Administration regarding its intention to initiate a rulemaking to address the
         exception from the FAA   s domestic, flag, and supplemental operations
regulations for
         public charter operators.
Risks Related to the Combined Company, page 51

13. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
14. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants.
Risks Related to Revelstone, page 57

15. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
16. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
17. Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
 Morgan Callagy
Revelstone Capital Acquisition Corp.
September 13, 2023
Page 4
18. We note your disclosure that the Company filed an amendment to its second amended and restated certificate of incorporation to remove the net tangible asset requirement so that the Company need not have net tangible assets of at least $5,000,001 to consummate a business combination. Please provide a discussion of the related risks for investors and the post-business combination company. For example, we note your disclosure in your proxy statement filed on May 30, 2023 that the Company believes that it may rely on
         another exclusion from    penny stock    rules, which relates to it
being listed on the Nasdaq
         Global Market (Rule 3a51-1(a)(2)), to not be deemed a penny stock issuer. In this context, please discuss the risk that the shares may be delisted from Nasdaq, or tell us why you believe this does not present a material risk.
We may be deemed a "foreign person" under the regulations relating to CFIUS, page 59

19. We note your disclosure that you do not believe that either you or your sponsor constitute
         a    foreign person    under CFIUS rules and regulations. With a view
toward disclosure,
         please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person.
Unaudited Pro Forma Condensed Combined Financial Information
Note 3     Transaction Accounting Adjustments to the Unaudited Pro Forma
Condensed
Combined Balance Sheet as of June 30, 2023, page 71

20. We note from your footnote (H) disclosure that the earnout shares will be accounted for as liabilities which will be remeasured to fair value at subsequent reporting dates with the change in value recognized as a gain or loss in the statement of operations. Disclose and discuss the potential impact of the shares on future results and provide a sensitivity analysis that quantifies the potential impact that changes in the per share market price of the post combination common stock could have on the pro forma financial statements.
Background of the Business Combination, page 83

21. Please revise this section to identify the individuals involved in negotiations or other activities. In addition, please expand your discussion in this section to describe the process utilized to evaluate the 430 potential targets.
22. We note that Roth Capital Partners, LLC was an underwriter for the initial public offering of the SPAC and it is advising on the business combination transaction with the target company. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Roth or any other firm engaged in connection with your initial
FirstName LastNameMorgan Callagy
       public offering that it will cease involvement in your transaction and how that may impact
Comapany
       yourNameRevelstone      Capital
             deal or the deferred      Acquisition
                                  underwriting     Corp.
                                                compensation  owed for the SPAC
  s initial public
       offering.
September 13, 2023 Page 4
FirstName LastName
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 13,
September NameRevelstone
              2023         Capital Acquisition Corp.
September
Page 5    13, 2023 Page 5
FirstName LastName
Certain Set Jet Projected Financial Information, page 96

23. Regarding your presentation of Adjusted EBITDA in the projection information, please cross reference to the reconciliation of this non-GAAP measure to net loss on page 171.
Revenue growth, page 98

24.      On page 84 you discuss Set Jet   s lack of current revenue scale.
Further, it appears your
         estimated revenue projections for fiscal years 2023 and 2024 are largely based on increased marketing expenditures. Revise your disclosure to explain in further detail the new marketing plans that you intend on utilizing, how they differ from your existing plans, and why your marketing efforts to date have not resulted in revenue scale.
25.      You state that,    Average active members for each year are projected
to grow from
         approximately 3,000 in 2022 to 4,300 in 2023 and 8,000 in 2024.
This represents a
         membership increase of approximately 43% and 86% in fiscal years ended 2023, and
         2024, respectively. Expand your disclosures to describe the key assumptions underlying the increases in active members and explain why you believe these assumptions are reasonable.
Fairness Opinion of Marshall & Stevens, page 99

26. We note your disclosure regarding the fairness opinion. Please provide a clear explanation as to the reason why the fairness opinion was obtained. In addition, please revise to clarify the scope of the fairness opinion. In that regard, we note that the opinion provided
         in Annex E addresses the fairness of the    Purchase Price    to be
paid by the registrant, and
         note that such defined term appears to omit certain items otherwise described by the
         registrant as part of the    Merger Consideration    or    Earnout
Consideration.    In addition,
         disclose the compensation paid to Marshall & Stevens Transaction Advisory Services
         LLC. See Item 1015(b)(4) of Regulation S-K.
27. We note the fairness opinion from Marshall & Stevens included as Annex E states that the
         opinion    has been prepared for the Board in connection with its
consideration of the
         Transaction and may not be relied upon by any other person or entity or used for any other
         purpose.    The limitation on reliance by any other person or entity
suggests that
         shareholders may not consider or rely on the information in the opinion which you have included with your registration statement. Please have Marshall & Stevens remove this limitation on reliance from its opinion. In addition, please file a consent from Marshall
         & Stevens as an exhibit. Refer to Securities Act Rule 436 and Item 601(b)(23) of
         Regulation S-K.
Interests of Certain Persons in the Business Combination, page 107

28.      We note the disclosure in this section regarding interests of
Revelstone   s directors and
         officers in the business combination. Please revise this section to highlight all material
         interests in the transaction held by the Sponsor and the company   s
officers and directors.
 Morgan Callagy
Revelstone Capital Acquisition Corp.
September 13, 2023
Page 6
         This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination. In addition, we note your references in other sections to a section captioned
            Interests of Revelstone   s Directors and Officers in the Business
Combination.
         However, there does not appear to be a section in your filing with such caption. Please revise.
Certain Material U.S. Federal Income Tax Consequences of the Business Combination to U.S.
Holders of Set Jet Common Stock, page 121

29. Please revise to disclose the material tax consequences of the Business Combination, and obtain and file an opinion of counsel with regard to such material tax consequences. See
         Item 4(a)(6) of Form S-4 and Item 601(b)(8) of Regulation S-K. For guidance, refer to
         Staff Legal Bulletin No. 19. For example, we note your disclosure on
page 121 that    it is
         intended    that, for U.S. federal income tax purposes, the Business
Combination will
         qualify as a    reorganization    within the meaning of Section 368(a)
of the Code.
Certain Set Jet Relationships and Related Party Transactions, page 141

30. Please disclose the material terms of each of the related party transactions described in this section, and provide all disclosure required by Item 404 of Regulation S-K. In addition, we note the disclosure in Note 10 to the Set Jet interim financial statements regarding working capital advances by a director and a related origination fee in May and
         June 2023. Provide all disclosure required by Item 404 with respect to such transactions.
Information About Set Jet, page 141

31. Please provide the information required by Item 18(a)(5)(ii) of Form S-4 with respect to the voting securities of Set Jet, Inc. and the principal holders thereof.
Competition, page 148

32. Please disclose Set Jet's competitive position in the industry and methods of competition.
         See Item 101(h)(4)(iv) of Regulation S-K.
Government   Regulation, pageCallagy
FirstName LastNameMorgan         149
Comapany
33.        NameRevelstone
       Please                  Capitalcosts
              disclose any material    Acquisition  Corp.
                                            and effects of compliance with
environmental laws
       (federal, state, and
September 13, 2023 Page 6   local). See Item 101(h)(4)(xi)  of Regulation S-K.
FirstName LastName
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 13,
September NameRevelstone
              2023         Capital Acquisition Corp.
September
Page 7    13, 2023 Page 7
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Affecting Company Performance, page 161

34. Revise to disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the inflation. Trends or uncertainties may include the impact of inflation on your cost of revenue, such as: charter aircraft costs, charter crew expenses, and jet fuel. Refer to
         Item 303(b)(2)(ii) of Regulation S-K.
Results of Our Operations
Revenue, page 166

35. Revise your disclosure to quantify the extent to which changes in revenue are attributable to changes in prices and volumes. For example, you disclose that the decrease in revenue was primarily due to the result of slightly reduced charter flight legs due to Set Jet not using supplemental lift beginning in the third quarter of 2022, partially offset by increased revenue per charter flight leg from increased prices between the two periods, but do not quantify these factors. Refer to Item 303(b)(2)(iii) of Regulation S-K.
Cash Flow Analysis, page 171

36. We note you present the non-GAAP measure, Adjusted EBITDA. Please expand your disclosure to explain why you believe the presentation of this non-GAAP measure is useful to investors regarding Set Jet's financial condition and results of operations. Refer to Item 10(e)(1)(C) of Regulation S-K.
37.      Tell us how you considered Question 100.01 of the Non- GAAP Financial
Measures
         Compliance & Disclosure Interpretations, as updated December 13, 2022, in determining it was appropriate to include pre-operating costs as part of your non-GAAP adjustment to arrive at Adjusted EBITDA.
Liquidity and Capital Resources, page 171

38. Please disclose the material terms of all material debt obligations. For example, we note the debt obligations described in Note 7 to the Set Jet interim financial statements.
Comparison of Stockholder Rights, page 202

39. We note that the discussion of the exclusive forum provision for the combined company is not consistent with the discussion of the exclusive forum provision in your Amended
         Charter that you describe on page 200 and elsewhere in your filing. Please revise.
 Morgan Callagy
FirstName
RevelstoneLastNameMorgan    Callagy
          Capital Acquisition Corp.
Comapany 13,
September NameRevelstone
              2023         Capital Acquisition Corp.
September
Page 8    13, 2023 Page 8
FirstName LastName
Security Ownership of Certain Beneficial Owners and Management, page 212

40. We note your disclosure throughout your filing regarding ownership of shares of your common stock by your Sponsor. However, we also note that your Sponsor is not included in your beneficial ownership table. Please ensure that you have provided all information required by Item 403 of Regulation S-K.
Exhibits

41. Please file all material contracts of the registrant, Set Jet, and the combined company.
         Refer to Item 601(b)(10) of Regulation S-K. For example, please file the employment agreements of the executive officers of the Combined Company. Similarly, please file Set
         Jet's charter agreements, and Set Jet's debt instruments described in
Note 7 to the interim
         financial statements, or explain why they are not required to be filed.
General

42. We note that it appears that you are including in the fee table set forth in Exhibit 107 the
         800,000 shares of Revelstone Common Stock to be issued in exchange for shares of Set
         Jet common stock to be issued upon conversion of the Pre-PIPE Convertible Note. It also appears that the investors in the Pre-PIPE Convertible Note made their investment decision in a private offering and, therefore, the sale must close privately. Please remove from the registration statement the 800,000 shares of Revelstone Common Stock to be issued to such investors.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jennifer Gallagher, Staff Accountant, at 202-551-3706 or Robert
Babula, Staff Accountant, at 202-551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney, at 202-
551-5351 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      Alex Weniger-Araujo